

A NEW ARCONIC

An Opportunity for Real Change on May 25th

May 11, 2017
www.NewArconic.com

ELLIOTT ®

A New Arconic Is Ready to Rise on May 25th

✓ **Hire Arconic's Next CEO**
Independent directors with aerospace experience – who believe change is needed – to find next CEO

✓ **Empower the Plants**
Legacy bureaucracy must give way to de-centralization and rewarding employees for achievement

✓ **Welcome Accountability**
Good corporate governance and accountability for performance become the norm

✓ **Aim Higher**
Focus on returns and performance, raise targets and go for world-class performance

VOTE THE **BLUE**
PROXY CARD

Improving the Business, Aiming Higher



Empower the Plants

Culture of Accountability

Organic R&D at Plants

ROIIC Discipline

Pay for Performance at Plant Level

Fill the Mill (Asset Turns)

Higher Profits

Operating Execution

Pursue Absolute EBITDA Gains

Higher Margins

Scale/Cost M&A

Growth M&A

Arconic must adopt a <u>new strategy</u> to sustainably improve performance and create long-term value

VOTE THE BLUE PROXY CARD

Shareholder Nominees for a New Arconic

Ideal mix of successful operators and proven change agents



CHRISTOPHER AYERS

- ✓ *Unparalleled institutional knowledge with deep relationships in Arconic's plants*
- ✓ *Successful leader of Precision Castparts' forging operations, extensive operating experience*
- ✓ *23 years of Aerospace experience*



ELMER DOTY

- ✓ *25 years of Aerospace & Defense experience – and long-time customer of Alcoa*
- ✓ *Proven turnaround operating expert with aerostructures expertise*
- ✓ *Deep knowledge and relationships with potential Arconic growth partners*



BERND KESSLER

- ✓ *33 years of Aerospace experience*
- ✓ *Known as Honeywell's "Mr. Fix It" for improving underperforming assets*
- ✓ *Proven value creator with a history of building durable aftermarket franchises*



PATRICE MERRIN

- ✓ *Dynamic change agent with extensive experience leading CEO search committees*
- ✓ *Proven operating executive with phenomenal track record of value creation*
- ✓ *Experienced public company director known as a constructive consensus builder*

VOTE THE BLUE PROXY CARD

ELLIOTT®

Where Things Stand Today

In 14 days, Arconic's shareholders will at long-last have an opportunity to vote for cultural and strategic change



April 11

Dr. Kleinfeld sends letter to Elliott threatening to extort a senior officer of Elliott based on false insinuations

April 17

By "mutual agreement," the Board accepts Dr. Kleinfeld's resignation, but enthusiastically praises his leadership and endorses his strategies, which it vows to continue. The Board explicitly states that the decision had nothing to do with Arconic's financial or operating performance

April 24

Arconic Board turns attempted good-faith settlement discussions into a PR stunt, releasing private settlement communications publicly. The Board also delays the 2017 annual meeting and attempts to score a PR win by publicly suggesting that they might now accept two shareholder nominees. In its press release, the Board tellingly describes basic improvements to the Company's corporate governance as "concessions"

April 12

Arconic voluntarily triggers and announces previously undisclosed "poison put," subjecting the Company's shareholders to the specter of a potential $500 million funding liability

April 19-22

Arconic Board surreptitiously attempts to privately recruit the shareholder nominees to fill two slots on the Board, seeking thereby to avert a shareholder mandate for comprehensive change

May 4

Arconic's Board hastily recruits two new directors to its slate and establishes May 25 as the new meeting date

May 25 Arconic Annual Meeting

The annual meeting is an opportunity for shareholders to put in place Board leadership capable of bringing real change to Arconic's culture and improving its business

The Choice for Shareholders

White Card

- ✖ Attempts to represent the Company's poor performance as excellent
- ✖ Protected and endorsed worst performing CEO in the S&P 500 Index
- ✖ Voluntarily triggered poison put and potential $500 million funding liability
- ✖ Approved of trading company assets for votes
- ✖ States that poor governance structure is a result of low voter turnout when all indications are that no effort was made to garner support for governance improving proposals
- ✖ Missed overt warning signs of failed CEO's questionable ethics
- ✖ No material aerospace operating experience until approximately 60 days ago, and only in reaction to this proxy contest
- ✖ Highly conflicted, ignored problematic and blatant interlocks between CEO/Chairman and Lead Independent Director
- ✖ Failed in its duty of prudent succession planning
- ✖ Endorses failed CEO's "strategy," which has resulted in among the worst performances of any U.S. company (in the process, hamstringing the Company's next leader)

Blue Card

- ✓ 80 years of cumulative industry **operating** experience
- ✓ Phenomenal track records of value creation
- ✓ Proven change agents
- ✓ Extensive CEO search experience
- ✓ Mandate from shareholders for cultural and strategic change
- ✓ Demand and expect raised targets and new strategy from CEO

The BLUE card is a vote for real change at Arconic



VOTE THE BLUE
PROXY CARD

ELLIOTT®



Resisting Change
The Current Board's Frantic Campaign to Maintain the Status Quo

ELLIOTT ®

"Arconic Board Shoves Head Back In The Sand"

"Firing CEO Klaus Kleinfeld gave hope directors might embrace bigger strategic changes to improve results. Now they're contending the former boss had it right and that two new board nominations should be change enough. <u>Its argument, like the outfit's performance, is poor.</u>"

Tom Buerkle, Reuters Breakingviews, May 4, 2017 (emphasis added)



Having heard from shareholders that they indeed want change at Arconic, the Company is now attempting to spin the notion that no matter which ballot shareholders support, "change" will be coming to Arconic

"The <u>reality is that regardless of who wins this proxy fight, there will be change in the Board</u>, and there will be new perspectives. Our slate of nominees has five new directors: two who have never served on our Board, two who have served for fewer than seven months and one who was originally nominated by Elliott and who joined the Board just last year. <u>So, your choice at this meeting is not really about 'change' or 'no change'</u>."

David Hess, Director and Interim CEO, May 4, 2017

Note: Emphasis added to the above quote

What has the Board said so far about its desire for change at Arconic?



"The Arconic Board of Directors is <u>unanimous in its support of Kleinfeld as Chairman and Chief Executive Officer of the Company</u>."

"<u>The Board supports Klaus and the management team as they execute on our stated strategy</u>."

Arconic Letter from Board of Directors, January 31, 2017 (emphasis added)

"As the independent directors of Arconic, <u>we are writing to express our confidence in Arconic's strategic direction, executive leadership</u> and prospects and to affirm our commitment to providing strong oversight on your behalf."

"We are <u>confident that we have the right strategy and the right team</u>, and that the company is in the best position it has enjoyed since the financial crisis."

Arconic Letter from Board of Directors, February 6, 2017 (emphasis added)

"We <u>remain convinced that Arconic has the right strategy</u> and that Klaus Kleinfeld is the CEO who will make it successful."

"We believe this proxy fight boils down to a simple question: Do you trust the judgment of Elliott, a hedge fund without the benefit of full information and with no fiduciary duty to you or to any other Arconic shareholder, <u>or do you trust 12 experienced business executives who have thoroughly reviewed Elliott's assertions and unanimously support the continued leadership of Kleinfeld</u>."

Arconic Letter from Board of Directors, March 2, 2017 (emphasis added)

"Arconic's management team's execution record has earned the confidence of the Board. <u>We are convinced that we have the right strategy and the right team</u> to deliver shareholder value both today and over the long term."

Arconic Letter from Board of Directors, March 24, 2017 (emphasis added)

"Board is <u>unanimously supportive of Arconic's current strategy and CEO</u>."

Arconic Investor Presentation, March 27, 2017 (emphasis added)

"Importantly, this decision [to accept Kleinfeld's resignation] was <u>not made in response to</u> the proxy fight or Elliott Management's criticisms of <u>the Company's strategy</u>, <u>leadership</u> or <u>performance</u> and is <u>not in any way related to the financials or records of the Company</u>. The Board continues to believe that under Kleinfeld's leadership, the Company successfully executed a transformative vision and improved business performance amid a complex market environment, and <u>the Board reaffirms the strategy developed under Kleinfeld's leadership</u> and shared with our investors, customers and employees."

Arconic Press Release, April 17, 2017 (emphasis added)

"Please know that right now, <u>there are no plans to change our strategy</u> or direction as a company, and <u>no further leadership changes are being contemplated</u>."

David Hess, Director and Interim CEO, April 17, 2017 (emphasis added)

"The Board believes that <u>Arconic has the right strategy and is executing well on that strategy</u>."

Pat Russo, Chairman, April 17, 2017 (emphasis added)

Seth M. Seifman, J.P. Morgan: "Thanks very much and good afternoon. Dave, <u>you mentioned supporting the plan that senior management and the board has put into place</u>. From the board's perspective, <u>is it a precondition for the next CEO to sign on to the financial targets longer-term that the company has already given</u>?"

David Hess, Director and Interim CEO: "Well, look, I would expect as they look at CEOs, they are going to want someone who is going to commit themselves to deliver on the targets that we have committed to you, to our shareholders. So <u>I would say probably the answer is yes to that</u>. I mean, <u>my focus right now is on executing the plan</u>, making sure that we have a clear line of sight for Q2 2017 and then as I dig in, to start look more closely at 2018 and 2019 to make sure that we have adequate plans and actions in place to deliver on what we've told you guys we're going to do over the next three years. <u>And I would expect whoever the permanent CEO is, is going to have that same approach</u>. The actual details of the plan could evolve over time to make sure that we have, again, sufficient actions in place to mitigate all risks and deliver the numbers, but I think the plan is the plan for right now."

Arconic Q1 Earnings Call, April 25, 2017 (emphasis added)

"Board is <u>unanimously supportive of Arconic's current strategy</u>."

Arconic Investor Presentation, May 4, 2017 (emphasis added)

Board Elections Are Not Sporting Events

Arconic's Board Seems More Concerned with "Winning" a Vote Than Serving Shareholder Interests or Responding to Shareholder Concerns

 Disingenuously attempts to represent the Company's poor performance as excellent and its poor governance structure as unavoidable

 Exchanges valuable company claims for entrenching voting agreement (a.k.a. "vote buying")

 Voluntarily triggers a potential $500 million funding obligation to further entrench the Board

 Postpones meeting, attempts to recruit the shareholder nominees, hurriedly identifies two new nominees only three weeks before the vote in order to oppose and seek to avoid seating the shareholder nominees who are supported by every Arconic shareholder that has publicly expressed a view

> **The Board admits that it did not pursue reincorporation in Delaware because it would have impacted its ability to "compete" in a proxy contest**

*"Board also considered whether it would be feasible to submit a reincorporation proposal at the upcoming annual meeting, but the need for a merger proxy statement could have resulted in a longer SEC review process for Arconic's proxy materials and therefore substantially impacted its ability to **compete** with Elliott for shareholder support in the proxy contest."*

Arconic Letter from the Board, May 9, 2017 (emphasis added)

Arconic's Board has pursued winning the election at the expense of the long-term interests of the Company – shareholders deserve better stewardship

Resisting Change:

Continuing to Insist Performance Is Excellent

The Board, remarkably, <u>continues</u> to represent that TSR has been excellent by taking credit for share price performance since Elliott initiated its proxy contest, manipulating calculation start-dates, inexplicably ignoring certain trading days, constantly changing peer sets and taking credit for Alcoa Corp.'s performance



TSR Has Outperformed Industry Benchmarks in Recent Periods
Recent Total Shareholder Return (TSR)
Arconic Total Shareholder Return
Since Separation from Alcoa Corp.
Nov 1, 2016 → Apr 28, 2017(1)
46%
17%
20%
ARCONIC
S&P 500 Industrials Index(2)
S&P 500 A&D Index(3)
Alcoa Inc. Package Value vs. Industry Benchmarks
Alcoa Inc. package value absolute TSR versus industry benchmarks
As of Apr 28, 2017(1)
Last 5 Years
Last 3 Years
Last 1 Year
Alcoa Inc. Package Value(4)
40%
0%
17%
S&P 500 Metals & Mining Index(5)
(26)%
(19)%
4%
S&P Metals & Mining Index(6)
(34)%
(25)%
25%
ARCONIC
14

Alcoa Total Shareholder Return % Relative to Peers Under Dr. Klaus Kleinfeld[1]

	1-Year	2-Year	3-Year	4-Year	5-Year	6-Year	7-Year	8-Year	Since CEO
vs. Proxy Peers	(3.0%)	(46.3%)	(11.7%)	(39.1%)	(91.8%)	(120.6%)	(181.6%)	(207.0%)	(155.9%)
vs. Industrials Proxy Peers	(5.6%)	(54.4%)	(36.6%)	(86.8%)	(135.8%)	(149.1%)	(193.7%)	(234.0%)	(186.8%)
vs. Materials Proxy Peers	(2.0%)	(36.5%)	(2.8%)	(23.2%)	(80.7%)	(92.1%)	(173.8%)	(129.0%)	(67.8%)
vs. Aluminum Peers	(12.6%)	(45.6%)	(47.7%)	(18.9%)	(8.8%)	8.3%	0.1%	(75.7%)	(19.7%)
vs. S&P 500 Index	4.1%	(51.5%)	(21.9%)	(48.0%)	(96.7%)	(125.5%)	(154.6%)	(167.5%)	(150.3%)
vs. Elliott Selected Peers[3]	(11.5%)	(40.0%)	(12.0%)	(21.2%)	(45.1%)	(53.8%)	(111.5%)	(129.2%)	(90.5%)

TSR % from Split to Before Elliott Launched Proxy Fight[2]

Arconic	1.5%
Arconic ex-Alcoa Stake	**(4.5%)**
2017 Proxy Peer	12.3%
S&P 500 Index	7.8%
New Alcoa	69.0%

Source: Bloomberg

1. Note: Total shareholder return as of October 31, 2016, the day prior to the separation of Alcoa
2. Note: Total shareholder return from October 31, 2016 to January 31, 2017 post-close low; Arconic and Arconic excl. Alcoa Stake return calculations based upon share price change over relevant period
3. Note: Elliott Selected Peers per Elliott's April 11th presentation, see slide 333 for details

The Board is essentially saying:
"Performance has been great! We do not need to change!"

ELLIOTT®

Resisting Change:
Setting the Bar Low

At Arconic's first investor day, the Company proudly rolled-out its new three-year targets. These "new" targets are nearly identical to those the Company planned to achieve in 2016, as recently as the second quarter of 2016



Revenue

$14.4   2016

$14.0   2019

2016 Guidance   2019 Guidance

EBITDA

$2.3   2016

$2.4   2019

2016 Guidance   2019 Guidance

"[W]e've told you guys [what] we're going to do over the next three years."

David Hess, Director and Interim CEO, April 25, 2017

Arconic's businesses can and must do better than this



VOTE THE BLUE
PROXY CARD

Note: Source for revenue and EBITDA charts are Company communications

ELLIOTT®

Resisting Change:
Vote Buying Review

November 20, 2014

Alcoa Inc. (now known as Arconic Inc.) purchases Firth Rixson for $3 billion in cash and stock. CEO Dr. Klaus Kleinfeld promises $1.6 billion of revenue and $350 million of EBITDA from the acquisition by 2016

August 18, 2016

Arconic settles legal claims for $20 million and an agreement to lock up the vote of approximately 8.7 million shares of Arconic common stock for a period of two years. This Secret August Voting Lock-Up requires the former owner of Firth Rixson to vote any shares of Arconic common stock held as of the March 1, 2017 record date according to Dr. Kleinfeld's interests at the 2017 Annual Meeting. In entering into the Secret August Voting Lock-Up the day after the August 17th filing of a proxy statement for the reverse stock split, it appears Arconic sought to avoid disclosure of the vote-buying transaction

March 20, 2017

Arconic waives the Secret August Voting Lock-Up, but refuses to provide important details about the agreement or hold anyone accountable. Arconic claims that it did not previously disclose the agreement as the Company did not know whether or not the Seller of Firth Rixson was a shareholder as of the record date, notwithstanding the fact that one of the Company's own board members is affiliated with the Firth Rixson Seller and the agreement was signed two weeks after the record date for the reverse stock split, which under the Company's own logic should have mandated disclosure of the agreement

March 27, 2017

Elliott sends letter to Arconic's board and management in response to the Company's refusal to comply with the information request and inquiries of other shareholders and asks: What is the Company trying to hide?



November 2014 – August 2016

Firth Rixson massively underperforms, ultimately bringing in 40% less revenue and 60% less EBITDA than Dr. Kleinfeld promised. Amidst this underperformance, Arconic would likely have potential legal claims against the Seller of Firth Rixson

October 5, 2016

Arconic shareholders approve the reverse stock split. There is no disclosure of the Secret August Voting Lock-Up. Disclosure also not provided in subsequent 10-Q, 10-K, or other regulatory filings

March 13, 2017

After the record date for the 2017 Annual Meeting passes, precluding shareholders from buying shares out from under the Secret August Voting Lock-Up, Arconic seeks to bury its disclosure of the agreement in a two sentence paragraph on page 36 of a 135 page regulatory filing

March 16, 2017

Elliott demands answers and accountability, asking Arconic's board for information regarding who had negotiated and approved this deal and why it was concealed for seven months

March 16-27, 2017

Arconic refuses to comply with transparency request

March 28 - Present

Company continues to stonewall, refusing to provide shareholders with information relating to the cost and negotiation of the Secret August Voting Lock-Up or even a copy of the agreement

Poison Put

Based on a review of relevant case law and the advice of counsel, we believe the Board violated its fiduciary duty to shareholders by voluntarily triggering a potential poison put, and other shareholders agree

On April 12th, Arconic disclosed its decision to trigger a potential "poison put" (the "Hidden April Poison Put"), imposing a potential $500 million funding obligation for the apparent purpose of further entrenching the Board

- ✖ <u>The Company had no obligation to trigger this provision</u>. In addition, prior to its decision to trigger the Hidden April Poison Put, the Company also retained the right to amend the provision at any time it wanted
- ✖ With the stroke of a pen, Arconic <u>could have spared shareholders from the specter of this $500 million obligation</u>. Instead, the Board deliberately set in motion this razor-sharp pendulum with less than five weeks to go before the originally scheduled annual meeting date
- ✖ We believe <u>this action represents a breach of the Board's fiduciary duty</u>. Further, the Company's concealment of the Hidden April Poison Put from shareholders until it was triggered likely <u>violates federal securities laws</u>

    - *This potential liability was <u>not disclosed in September 2007</u>, when it was included in the trust agreement between Mellon Bank, N.A. and Alcoa Inc.*

    - *It was <u>not disclosed by the Company when Elliott filed its initial Schedule 13-D in November 2015</u> – the supposed triggering event for the "Potential Change of Control" at the heart of the Hidden April Poison Put*

    - *It was <u>not disclosed in the Company's March 13, 2017 Definitive Proxy Statement</u> for the upcoming annual meeting*

"Shareholders of public corporations have a fundamental right to cast a fully informed vote, free from coercion, on the election of their directors. This right to vote, known as the 'shareholder franchise,' forms the basis for the legitimacy of the directors' managerial powers…. Most critically, <u>incumbent directors may not abuse their control over the corporation as a weapon to threaten, deceive or coerce shareholders into voting for them</u>. This action arises because Arconic's board of directors (the 'Board'), unwilling to face a bona fide disagreement with shareholders concerning the Company's strategic direction, <u>caused the Company to publish false information in order to threaten, deceive and coerce Arconic's shareholders into voting for them</u>. <u>This disclosure is the very essence of 'fake news'</u>. There is no change in control under the Trust Agreement, and the Board knows it. Moreover, the timing of the April 12 Form 8-K was designed to deceive and coerce Arconic shareholders into voting for incumbent directors for reasons that have nothing to do with the merits of the Board's (or Elliott's) respective arguments about the Company's strategy or future. Rather, the Board is impermissibly fabricating the specter of a $500 million penalty to shareholders who vote for Elliott's candidates. <u>Such coercion is the antithesis of any democracy, and is even worse here, because the Board is creating a false threat of harm</u>."

City of Atlanta Firefighters' Pension Fund v. Arconic Inc., April 19, 2017 (emphasis added)

Resisting Change:
The Revelation of the Hidden April Poison Put

A timeline depicting management's deceptive and self-serving behavior in voluntarily triggering a decades-old "poison-put"-style provision with a corresponding $500 million potential funding obligation. What other entrenchment tricks does Arconic have up its sleeve?

The Company's claim in recent communications that, until recently, it was unaware of the various provisions of the Trust Agreement is not credible, given the fact that over one year ago, the Company was required to navigate the various contours of the document in liquidating $500 million of insurance policies that existed for the Trust's benefit. Moreover, the Company's claim to not have known about the provision until the launch of the proxy contest is also troubling, as the Board seemingly thinks that ignorance of material agreements is an acceptable explanation for egregious governance failures

December 17, 1993
The Company enters into a Trust Agreement establishing a trust for certain unfunded employee benefit plans. The Trust Agreement includes certain "change in control" provisions that give the Company wide discretion to determine if there has been a "Potential Change in Control." The agreement is not filed and no disclosure is made of the potential poison put

November 23, 2015
Elliott files its initial Schedule 13D with respect to the Company. The Company could have, but does not, provide the trustee with notice of a Potential Change in Control

Sometime during the first half of 2016
The Company cashes out $500 million of insurance policies that we believe were for the benefit of the trust, which could not have been done if the Company had previously given a Potential Change in Control Notice. This action indicates that the Company at this time was aware of the Trust Agreement and either did not believe a Potential Change in Control had resulted from Elliott's 13D filing and the February 1 agreement or voluntarily determined not to provide a notice

January 31, 2017
Elliott delivers a nomination letter to the Company nominating independent directors for election at the Company's 2017 annual meeting. At this time, the Company could have, but does not, provide the trustee with notice of a Potential Change in Control

March 13, 2017
The Company files its definitive proxy statement. No mention is made of the Trust Agreement or the existence of the potential poison put, leaving shareholders in the dark about any possibility of a change in control at the 2017 Annual Meeting





September 24, 2007
The Trust Agreement is amended and restated. The agreement is not filed and no disclosure is made of the potential poison put

February 1, 2016
Elliott enters into an agreement with the Company. As part of the agreement, three independent directors are appointed to the Board. At this time, Elliott has not submitted director nominations and has not solicited or threatened to solicit proxies for the 2016 Annual Meeting. The Company could have, but does not, provide the trustee with notice of a Potential Change in Control

November 1, 2016
The Company, after effecting the spin-off of Alcoa Corporation, amends the Trust Agreement yet again. The agreement is not filed and the potential poison put is kept in hiding

March 9, 2017
Elliott files a definitive proxy statement to solicit proxies to elect individuals to the board at the 2017 Annual Meeting. At this time, the Company could have, but does not, provide the trustee with notice of a Potential Change in Control

The Revelation of the Hidden April Poison Put (cont.)

April 28, 2017

- In a legal brief filed in response to one of the independent shareholder lawsuits, the Company disingenuously claims that three directors appointed by the Company in 2016 (who unanimously back the incumbent board) are somehow not incumbent directors. The claim serves to bring the Company one step closer to needlessly imposing upon itself a $500 million funding obligation upon the election of three or more shareholder nominees, all in the name of the Board's ongoing entrenchment scheme
- While the Board elsewhere claims it has not yet determined that electing shareholder nominees will trigger the poison put, they simultaneously assert claims to the contrary in a legal brief. This sort of two-faced rhetoric typifies the Company's approach to the poison put
- For months when it suited it, the Board remained silent and did not trigger the put. Then as the prospect of losing the proxy vote becomes clear, it announced it could be triggered by a victory by the shareholder nominees. Now, as the vote draws closer, it asserts in court that a loss will almost certainly trigger the poison put's $500 million liability – increasingly caught between a rock and a hard place, the Board is pulling out all the stops in pursuit of its own continued entrenchment

April 12, 2017

- Out of nowhere, the Company, in an act of desperation, voluntarily chooses to provide the trustee with notice of a Potential Change in Control, triggering the potential for a $500 million funding obligation should both (1) Elliott succeed in its proxy solicitation, and (2) the three independent directors appointed in 2016 are determined not to be part of the "Incumbent Board" as defined in the Trust Agreement. The Company could have provided notice of a Potential Change in Control at any time during the preceding 15 months, but instead chooses to provide such notice only 34 days prior to the 2017 Annual Meeting, in an attempt to entrench the Board and manipulate the vote by intimidating shareholders and dissuading them from supporting Elliott's slate of directors
- The Company had no obligation to give notice of a Potential Change in Control
- Giving notice removed the Company's right to unilaterally amend the Trust Agreement to eliminate the poison put feature



April 18, 2017

An independent shareholder files suit against the Company, alleging breach of fiduciary duty in connection with the Company's voluntary triggering of the "poison put"

April 19, 2017

Yet another independent shareholder files suit against the Company, alleging violations of securities laws in connection with the Company's voluntary triggering of the "poison put"



VOTE THE BLUE
PROXY CARD

Resisting Change:
Annual Meeting Delay

- In late April, Arconic tried to recruit from the slate of director nominees we put forward and appoint two of these shareholder nominees onto the Company's proxy card
  - *This was an attempt to minimize change at the Company*
- If the Company was pleased with the trajectory of its campaign, would it have attempted to recruit director nominees from the shareholder slate?

Once more, the Arconic Board demonstrates its failure to understand the current situation. We understand that the independent shareholder nominees chose – of their own accord and independently – not to submit to the Board's disingenuous attempts at further entrenchment because they did not want to endorse or participate in the execution of its failed strategies and the repeated infringement of shareholder rights

- After settlement talks broke down, **Arconic offered to evaluate and appoint two Elliott nomi**
  - None of Elliott's nominees would accept the opportunity or Arconic's nomination for the 2017 Annual Meeting
  - Apparently, Elliott is in control of its nominees, which raises **independence concerns**



ARCONIC 8

The Board's offer reveals that it wants to avoid a vote – and the potential mandate for change. Begrudgingly seating two of the shareholder nominees is not a genuine willingness to reform but an attempt to stave off real change at Arconic

The Board is treating the shareholder nominees as pawns. Shareholders deserve better



VOTE THE BLUE PROXY CARD

Resisting Change:

"Control" Rhetoric

The Board asserts that Elliott is attempting to take control of Arconic. What is the evidence of this claim?

ELLIOTT DID NOT NOMINATE DIRECTORS IN 2016. We worked with the Board to mutually agree on new directors

Why did the CEO leave? Has the Board agreed that his performance was poor? That his strategy was not effective?

…e Undue Influence to One Investor

Reasons not to support the Blue Card

- As a 13.2% owner, Elliott has the unquestioned right to provide input to the Board and to have its opi… respected
- Elliott primarily sought a CEO change at Arconic; the old CEO is now gone, yet Elliott persists in wantin…
- Fundamentally, Elliott seeks **undue, excessive and creeping influence** over the company, its manage…
  - **Elliott already had three of its nominees added to the Board in 2016**
  - Now, Elliott **seeks to add four more people** resulting in a **majority** of Arconic's directors being **nominated by Elliott**
  - And, ultimately, **Elliott wants to choose 70% of the independent directors** by having other directors step down
- …ott's demands in the **settlement talks demonstrated its desire** to control Arconic
  - Wanted the CEO search committee to consist of a majority of Elliott nominees and to have veto rights over the appointment of a CEO
  - Demanded an "Operations Committee" of the Board, consisting of a majority of its nominees, with a mandate dictated by Elliott to oversee the company
- Other shareholders have the **right to representation as well** and to have a Board composed of directors that are **independent of excessive influence from just one shareholder**

Elliott inappropriately seeks undue, excessive and creeping influence over Arconic

The Board is suggesting that Elliott "controls" the three directors added to the Board last year. What is its evidence of that? These same directors have asserted their independence in public communications more than 100 times over the course of the current proxy contest

What about the other shareholders that have supported change? Should their voices not count?

How would the Board explain that an "Operations Committee" composed entirely of independent directors is "self-serving?"

Completely false. We have no idea where this claim comes from

The unfortunate reality is that many of the long-tenured legacy directors have not performed well in the Arconic boardroom and also have poor track records as leaders in other businesses

"Short-Term" Rhetoric

Utterly lacking credible arguments, Arconic has dusted off the tired "activist has a short-term focus" gambit

> *"While it is puzzling why Elliott is pushing for operational changes that seem so clearly contrary to sound business judgment, our educated guess is that Elliott basically does not care whether Arconic is thriving in three, five or ten years from now..."*

> *"Focus on short-term profitability by sacrificing Arconic's technological advantage and long-term growth outlook"*

Elliott's strategy at Arconic is distinctly long-term

- ✓ *What about the hiring of a world-class CEO is "short-term?"*
- ✓ *What about the empowerment of plant workers is "short-term?"*
- ✓ *What about focusing on asset turns is "short-term?"*
- ✓ *What about acquiring complementary businesses to augment growth is "short-term?"*
- ✖ *We have never suggested a share repurchase plan at Arconic*
- ✖ *We have never suggested a sale of Arconic*
- ✖ *We have never suggested the use of greater leverage or any change to the Company's dividend policy*

Note: Emphasis added to the above quotes

Calling Elliott "short-term" is disingenuous. In fact, it is the Board that has engaged in short-term and self-serving behavior at the expense of Arconic's long-term interests

Suggesting Elliott Is Trying to Sell Stock

Arconic's recent statements regarding Elliott's request for registration rights during the course of settlement discussions are completely false and redolent of desperation

- In a desperate move, with its proxy solicitation efforts in utter and complete disarray, Arconic's Board has resorted to fabricating claims related to past settlement discussions to support baseless and unsubstantiated accusations of "short-termism"
- In particular, the Board has claimed:
  > "*In our prior settlement discussions with Elliott, they were very focused on having an unfettered ability to sell their shares at any time and accordingly insisted on registration rights as a key settlement term*" - Arconic Communication to Shareholders, May 5, 2017
- The facts are simple:
  - ✓ **Elliott is a long-term holder with no intention of selling its $1.6 billion stake**
  - ✓ **The Board has yet to produce a single shred of credible evidence to the contrary, nor will it be able to, since Elliott is a long-term holder with no intention of selling its $1.6 billion stake**
  - ✓ **As a result, the Board has resorted to making false statements in order to construct its desired narrative**
- Regarding the request for registration rights during settlement discussions, Elliott simply wanted to ensure that any settlement did not result in an unnecessary overhang to the Company's stock:
  - ✓ The proposed settlement agreement, although it contained a standstill, could have made Elliott an "affiliate" because of director replacement rights which would have subjected sales by Elliott to the Rule 144 limitations
  - ✓ A registration statement would have put Elliott back in the same position as non-affiliate shareholders
  - ✓ In the absence of a registration statement, any Elliott sales (e.g., whether 5, 10 or 15 years from now) could be subject to Rule 144, resulting in an extended and unnecessary overhang to the detriment of the Company's other shareholders
  - ✓ By filing a registration statement, shareholder concerns regarding the potential for such an overhang are addressed
  - ✓ Since there is no settlement agreement providing Elliott with director replacement rights, Elliott is not seeking registration rights
- The Company's desperate argument regarding our purported "short-termism" ignores all of the other shareholders that have requested change. Is the Company just arguing that everyone who wants change – including the Company's three largest active shareholders, its highest profile media holder and multiple others – is only focused on the short-term?

What false and misleading accounts will Arconic's Board devise next?

Resisting Change:
Pat Russo's Growing Sway and Promotion Prior to the Election

"Under the leadership of Patricia Russo, the Board of Arconic has demonstrated a pattern of poor judgement and intolerable behavior that can't be redeemed by their reluctant decision to finally remove Klaus Kleinfeld. Given Ms. Russo's extraordinarily poor track record as both an executive and board leader, and the severe breaches of shareholder trust that have occurred at Arconic under her watch, it's clear to us that the Board should seek new leadership." – Adam Karr, Orbis Investment Management, April 17, 2017

- Prior to Dr. Kleinfeld's disgraceful exit from Arconic, Ms. Russo was his biggest defender and enjoyed a highly-conflicted relationship with the CEO (see pages 246-251 of our April 11th presentation)
- Now Ms. Russo – who is on the board of five public companies (at least three of which have demonstrated performance such that they are currently subject to shareholder activism) – has gained even greater sway at Arconic
- Ms. Russo is now:
  - *Chairman of Arconic*
  - *Member (Chairman?) of the CEO Search Committee*
  - *Chairman of the Executive Committee*
  - *Chairman of the Governance & Nominating Committee*
  - *Member of the Compensation Committee*
- Ms. Russo will also receive an **eight-fold** raise in conjunction with her becoming Arconic's Chairman.[1] Does her performance as Lead Director justify the raise and promotion?



Pat Russo's TSR vs. S&P 500 Index as a Director or CEO

66%
55%

(7%)
(12%)
(33%)
(53%)
(56%)
(65%)
(86%)
(111%)
(120%)

Average (51%)

(182%)

Source: Bloomberg. For current boards, TSR as of April 21, 2017
Note: For Lucent and Alcatel Lucent, Ms. Russo served as CEO

Elevating Ms. Russo is a clear signal to shareholders that <u>the Board believes no real change is necessary</u>

Pat Russo's Current Boards

   

"<u>Less than 1 percent</u> of directors, as of 2012, <u>sat on five or more boards</u>, a trend which has maintained since 2006."

ISS Proxy U.S. Proxy Voting Manual (emphasis added)

At least 3 of Ms. Russo's 5 boards are subject to activist pressure

(1) Note: As a result of her appointment as Chairman, Ms. Russo will receive an annual cash retainer of $200,000 in lieu of her $25,000 Lead Director retainer (Proxy Supplement)

ELLIOTT®

Resisting Change:
Scare Tactics

The Board has made its judgment and its record of stewardship at Arconic a central question in this contest. Elliott has not been “personal and destructive” – all we have done is chronicle, as is appropriate and necessary under the circumstances, the Board’s record and Arconic’s performance

The Board uses “Activist Hedge Fund” with emphasis as an independent epithet. Elliott is engaged in constructive activism with a focus on long-term value creation benefitting all shareholders at Arconic. Elliott’s goals – improving operations, changing the Company’s culture and prudent reinvestment in the business – are long-term in nature

ELLIOTT IS AN ACTIVIST HEDGE FUND THAT HAS USED A PERSONAL & DESTRUCTIVE CAMPAIGN TO WIN AT ANY COST.
TELL THEM THIS BEHAVIOR JUST DOESN’T FLY.
ARCONIC
ARCONIC NEEDS A BOARD & CEO WHO ANSWER TO ALL SHAREHOLDERS
ELLIOTT WANTS TO CHOOSE 7 OF OUR 13 DIRECTORS & IS PROMOTING A CEO CANDIDATE ON THEIR PAYROLL
ARCONIC

Why does the Board stoop to scare tactics, name-calling and misrepresentations? Because it has no credible plan and no credible argument against the need for real change



ELLIOTT’S “PLAN” FOR ARCONIC? IT JUST DOESN’T FLY.
Focus on short-term profitability
Sacrifice Arconic’s tech advantage
Adopt unfit cost-cutting model
No aspects of these bullet points are part of our suggested strategy. Not one
OUR PLAN
ARCONIC
Deliver long-term growth
Continued commitment to customer partnerships, investment in innovation
Focus on cost efficiencies
This does not resemble a “plan” – rather, these are goals that *any* company has and will result from our suggested strategy

Examining the Company's Key Arguments

The Company uses the day of its dilutive recapitalization, March 18, 2009, as the start date and uses March 1, 2017, as its end-date, taking credit (again) for the rise in Alcoa Corp.'s stock and the post-Elliott announcement performance of Arconic stock – the latter of which was the most positive reaction to a proxy contest in at least a decade

Three new directors were added in response to Elliott's engagement last year and two were nominated just last week. Arconic's Board is not "purpose-built," rather, it is hastily and defensively assembled

The three directors were mutually agreed upon by Elliott and the Company. Like this year's nominees, they are completely independent

The Board attempted to recruit the shareholder nominees to get two to join its slate – not because the Board accepted the need for change, but because doing so would stave off a vote and real reform

Prior to Elliott's launch of a proxy contest, the Board had ZERO A&D operating experience. None. Now it has "some." Problematically, even the Company's new nominees have already committed – sight unseen – to Arconic's failed strategy and endorsed its poor past performance

Approximately 20% of the shares outstanding – or owners of more than 87 million shares – have come out in public support of the shareholder nominees. The Board cumulatively owns less than 250 thousand shares

Utterly false. More scare tactics. See slide 328 in our 4/11 presentation

How would Elliott benefit from Arconic hurting its customers? We are the Company's largest shareholder!

Our arguments pertain to business judgment, performance, corporate governance and leadership. The Board's continuing entrenchment actions are now well-documented and violate fundamental governance norms and principles

Shareholder Value Creation of $8 Billion in 8 Years[1]



ARCONIC

Here are 8 other things you should know about Arconic:

1	ARCONIC HAS A NEW, HIGHLY INDEPENDENT BOARD	If you vote the **WHITE** proxy card and Arconic's slate is elected, 9 of 13 directors will have joined in the past 16 months, making it one of the shortest tenured Boards in the S&P 500.
2	THREE CURRENT DIRECTORS WERE RECOMMENDED BY ELLIOTT	These three directors, who joined the Board last year, join the rest of the Board in unanimously supporting the current Arconic strategy, and urge you to vote the **WHITE** proxy card.
3	WE OFFERED ELLIOTT TWO ADDITIONAL SEATS ON THE BOARD IN AN EFFORT TO END THE PROXY CONTEST	Their nominees refused. Is it because they didn't have Elliott's permission, showing these Board nominees have more allegiance to a hedge fund than to serving all shareholders?
4	ARCONIC'S SLATE HAS ~160 COMBINED YEARS OF AEROSPACE AND DEFENSE EXPERIENCE	The Arconic Board has carefully selected highly qualified nominees that have the necessary skills and experience to help select our next CEO and drive our winning strategy.
5	ARCONIC NEEDS A BOARD THAT ANSWERS TO ALL SHAREHOLDERS	Elliott wants to choose 7 of our 13 directors and our CEO, even though they only own a 13% stake in Arconic. Is that fair to you and our other shareholders?
6	ARCONIC NEEDS A CEO THAT ANSWERS TO THE BOARD AND ALL SHAREHOLDERS	Elliott is promoting a CEO candidate who is on their payroll and is accused of violating an agreement with his previous employer.
7	KEY CUSTOMERS SUPPORT US; NONE SUPPORT ELLIOTT	Boeing, Airbus, UTC and GE have all expressed support for our strategy and management. Elliott's proposals would put key customer relationships that will deliver superior, sustainable shareholder value at risk.
8	PRINCIPLES MATTER	Elliott is an activist hedge fund that has used a personal and destructive campaign to win at any cost. Your investment deserves to be in better hands.

A New Arconic
Summary of Value Creation Plan

Steps Towards a New Arconic



NEW ARCONIC

1 Elect All Four Shareholder Nominees
Critical mass is needed to implement change

2 Hire the Right CEO
Independent directors with aerospace experience – who believe change is needed – to find next CEO

3 Change the Company Culture
Operational focus must be sharpened

4 New Strategy
New CEO with a new strategy that aspires for world class performance

Chris Ayers

Deep experience in the aerospace and specialty materials industries and broad institutional knowledge of Arconic



**PCC Forged Products Operating Income
(FY 2004-FY 2009)**



- Former President and Chief Executive Officer of WireCo WorldGroup, Inc.
- Former executive at Alcoa Inc., including serving as President of its Global Primary Products Business
- Former manager at Precision Castparts including as Executive Vice President, President - PCC Forgings Division, President - Wyman Gordon Forgings, and Vice President/General Manager
- Director of Universal Stainless & Alloy Products, Inc. (NASDAQ:USAP)
- Mr. Ayers is a graduate of the Georgia Institute of Technology, where he received bachelor's and master's degrees in Aerospace Engineering. He obtained an MBA from the University of Connecticut

"This is a get-down-to-business slate. If elected, we'll be focused on assisting the new leadership in improving the Company's operations and empowering plant-level employees. We are not here to 'control' Arconic, rather <u>we are here to work with new management to do what is best for Arconic's shareholders and its employees</u>."

Step 1: Elect Shareholder Nominees

Elmer Doty

40 years of leadership experience in the aerospace and defense industry



Vought Aircraft Net Income



Elmer Arrives
$328
$94
$46
($37)
($230)
FY2005
FY2006
FY2007
FY2008
FY2009

- Operating Executive at The Carlyle Group LP (NASDAQ:CG), Aerospace, Defense & Government Services
- Former President and Chief Executive Officer of Accudyne Industries LLC
- Former President, Chief Executive Officer and Director of Vought Aircraft Industries, Inc. and former President of successor entity Triumph Aerostructures – Vought Aircraft Division
- Former Executive Vice President and General Manager – Land Systems Division of United Defense Industries, Inc. (now BAE Systems)
- Former manager at General Electric Company and FMC Corporation
- Former Director of Triumph Group, Inc. (NYSE:TGI)
- Mr. Doty earned a bachelor's degree in Nuclear Engineering and a master's degree in Mechanical Engineering from the University of Missouri and has received Executive Education at Harvard Business School and the University of Chicago

"I genuinely believe that Arconic is ready to turn a page and become a world-class organization. We are very excited to begin working with the existing Board to hire a terrific CEO and help new leadership take the business to new heights."

Step 1: Elect Shareholder Nominees

Bernd Kessler

Strong background in engineering, operational excellence and organizational development



MTU Aero Engines TSR vs. DAX during Mr. Kessler's tenure



111
78
MTX
DAX

- Former Chief Executive Officer of SR Technics AG
- Former President and Chief Executive Officer of MTU Maintenance, a subsidiary of MTU Aero Engines AG (ETR:MTX)
- Former manager and executive at Honeywell International Inc. (NYSE:HON) and AlliedSignal Inc.
- Director of Polaris Industries Inc. (NYSE:PII), Flowcastings GmbH and Zitec GmbH
- Chairman of RENA Technologies GmbH
- Former Director of JorAMCo and Finnair Technical Services Oy
- Mr. Kessler completed his Mechanical Engineering studies at Germany's Constance College. At the City University in Bellevue, Washington, he completed his MBA and also attended the General Manager/Executive Program at Harvard Business School

"Arconic has great people in the plants that need to be empowered. The next leader of the Company cannot be an 'ambassador,' rather they must roll up their sleeves and work directly with the plants to ensure top-to-bottom strategic buy-in."

Step 1: Elect Shareholder Nominees
Patrice Merrin

Experienced international business executive and corporate director, led multiple CEO searches



Sherritt International TSR vs. TSX during Ms. Merrin's tenure as COO



- Former President and Chief Executive Officer of Luscar Ltd., Canada's largest producer of thermal coal
- Former Executive Vice President and Chief Operating Officer of Sherritt International Corporation (TSE:S)
- Director of Glencore plc (LON:GLEN) and Novadaq Technologies Inc. (NASDAQ:NVDQ)
- Former Chairman of CML Healthcare Inc.
- Former Director of Climate Change and Emissions Management Corporation, Enssolutions Group Inc., Ornge Inc., The NB Power Group and Stillwater Mining Company (NYSE:SWC)
- Serves as Co-Chair of the Emmy Noether Circle at Perimeter Institute for Theoretical Physics which funds and supports women in physics and mathematical physics
- Ms. Merrin holds a Bachelor of Arts degree from Queen's University and completed the Advanced Management Programme at INSEAD

"We have to get the CEO right here. Job-one for the Arconic Board is to ensure that we put in place a fantastic new leader. The CEO search should be unifying for the Board and enable us to put the proxy contest behind us."

Step 2: Hire the Right CEO

Profile for Ideal New CEO of Arconic

- ✓ *Track record of creating value for shareholders*
- ✓ *Successful turnaround experience*
- ✓ *Aerospace manufacturing expertise*
- ✓ *Track record of operational improvements*
- ✓ *Tough, no-nonsense approach*

"The one name mooted thus far is Larry Lawson and <u>Arconic would likely benefit from his operational skills</u>. He and his team at Spirit took a poorly executing company and delivered consistently solid operating performance and cash generation that exceeded expectations."
J.P. Morgan, April 18, 2017

"As a known quantity in the aerospace community, <u>Lawson would be a valuable resource for ARNC</u>, in our view; both operationally as well as with investors."
Seaport Global, April 17, 2017

Note: Emphasis added to the above quotes

Larry Lawson should be among the candidates considered



  

- ✓ *Former CEO of Spirit AeroSystems, Inc. (NYSE: SPR)*
- ✓ *Former Executive Vice President of Aeronautics of Lockheed Martin (NYSE: LMT)*
- ✓ *Former Flight Control Engineer of McDonnell Douglas (Acquired by The Boeing Company in 1997)*


VOTE THE BLUE PROXY CARD

ELLIOTT®

Step 3: Change the Culture

Empower Plant Managers

☑ **Decentralize Decision-Making:**

Arconic is too big for anyone to manage centrally. Decision-making should be driven down to the plant-level with plant managers given more direct P/L responsibility and freed to make more customer-facing decisions

☑ **Prioritize Engineering:**

Arconic's culture prioritizes marketing and consultants. New management must put the emphasis on the people who make products in the field

☑ **Push R&D into the Factory:**

Too much R&D centralization yields products that customers do not want or products for which customers will not pay a premium price. Employees that are closer to customers will have a more concrete knowledge of customer needs

☑ **Set Clear Metrics:**

Arconic needs to establish clear operational metrics on which plant managers will be judged (i.e., variable cost per part, labor utilization, scrap/revert utilization)

☑ **Hold Plant Managers Accountable:**

Our conversations with former employees suggest accountability has been lost within the organization. Once clear targets are set and plant managers are empowered, they must be expected to deliver

Get More out of Our People

☑ **Reduce Internal and External Consultants:**

Arconic has good people, but poor management and bad processes. We believe the Company suffers from an excess of bureaucracy and overhead. Eliminating internal and external consulting and streamlining processes should unleash productivity

☑ **Pay for Performance at All Levels:**

Further, we believe in incentives. Our analysis suggests that while Arconic and PCC pay similar base compensation, PCC offers substantially larger opportunities for performance-based bonuses



Approximate Current Arconic Business Structure
Potential New Business Structure
CEO
Business Head
Business Unit COO
Business President
Plant Managers
Plant Supervisors
Operators
CEO
Business Head
Plant Managers
Plant Supervisors
Operators

The plants at Arconic must be empowered for sustainable improvements



VOTE THE BLUE PROXY CARD

ELLIOTT®

Step 4: Implement a New Strategy



"Strategy is creating fit among a company's activities. The <u>success of a strategy depends on doing many things well – not just a few – and integrating among them</u>. If there is no fit among activities, there is no distinctive strategy and little sustainability. Management reverts to the simpler task of overseeing independent functions, and operational effectiveness determines an organization's relative performance."

Michael Porter, "What is Strategy?", Harvard Business Review, November-December 1996 Issue

The Board should give Arconic's new CEO the flexibility to announce a new strategy



VOTE THE **BLUE** PROXY CARD

ELLIOTT ®

Nominees for a New Arconic

   

VOTE THE BLUE CARD FOR CHANGE

A video detailing the deep industry knowledge, extensive operating experience, commitment to long-term value creation and fresh perspectives of the shareholder nominees can be found at:
http://newarconic.com/shareholder-information/videos/



Notable Support for Change

ELLIOTT ®

Analysts

"If a mgmt. change is made... we believe C18E FCF could rise by as much as $100-300MM...."

COWEN

"I think that bringing in Lawson will be a positive catalyst for the stock. If they [Elliott] are successful the company will have a better focus on secular growth."

CFRA

"We are of the view that there is considerable margin / revenue expansion opportunity at the company as highlighted by our updated bull case ($40 per share). We believe potential opportunities to reach a compromise could possibly be found through asset sales, a bolstered management / board, and / or cost cutting efforts."

Morgan Stanley

"For the EPS segment, Arconic's margins are on a long term average ~650 basis points lower Precision Castparts and we assume margins improve to that of Precision Castparts."

WOLFE RESEARCH

"As the Arconic proxy vote nears, we recommend our clients to vote with Elliott Management (Blue Proxy). When looking objectively at the data (margins, growth, returns on cap-ex, and performance vs peers) we think a change in management is warranted and would be well received by the market. Given shares were trading at ~$31 per share after Elliott Management announced their intention to reshuffle the board and oust Klaus Kleinfeld – we think there is a strong likelihood that shares retrace to those highs post the vote in May, with the potential to move towards our fair value target of $41 per share over the next 12 months."

PCS RESEARCH SERVICES

"If the company's largest shareholder is not successful in effecting change, the company's management may remain entrenched and not realize the margin expansion opportunities as soon as we expect."

WOLFE RESEARCH

"We believe there is substantial room for margin improvement across all aspects of the business and especially in the EPS segment."

CREDIT SUISSE

"We continue to believe regardless if all of Elliott's points are addressed, there are likely significant cost savings to be had in ARNC's structure. Therefore, we believe today's announcement [regarding Dr. Kleinfeld's departure] is a positive step in that direction."

 Seaport Global

"Firth Rixson in particular has been a major disappointment."

J.P.Morgan

"A CEO change is inevitable."

 PCS

"The stock has risen 19% since Elliot's activist slide presentation was published on 1/31 vs. a 3% rise for the S&P 500 and XLI... making the 5/16 shareholder vote the most important catalyst for the stock."

COWEN

"Elliott's work here is detailed, extensive, and insightful. We agree with Elliott that Arconic can perform better and that a leadership change would help...."

J.P.Morgan

"We see 'valuation' re-rating as the driver for stock performance over the next few quarters as investors now weigh the increasingly likely outcome that Larry Lawson, Elliot's prime candidate to succeed Klaus to become the next CEO. Given Mr. Lawson's background as a turn-around/cost-cutting style executive investors may assign a higher multiple to Arconic's current base-line guide as there will be a mounting expectation that these goals could prove conservative under a more aggressive management style. The delivery on EBITDA growth may accelerate from prior '3-5 year' path Arconic has articulated"

Deutsche Bank

"The one name mooted thus far is Larry Lawson and Arconic would likely benefit from his operational skills. He and his team at Spirit took a poorly executing company and delivered consistently solid operating performance and cash generation that exceeded expectations."

J.P.Morgan

"EPS and PCC Comparison is Warranted: While ARNC has a relatively small large structural castings business at La Porte (~$300mm), the EPS segment is a global leader in medium sized castings and fasteners. Our analysis suggests EPS should be able to close the gap with PCC to within 100-150bp."

CREDIT SUISSE

"With the departure of Kleinfeld, the Board has now asked Elliott whether they 'seek to continue to burden Arconic and its shareholders with proxy fight', or to support Arconic's Board in finding a new CEO and a [sic] facilitate a smooth transition? Elliott has fired back that it, correctly, sees the Board as part of the problem. Having had multiple chances to correct prior lapses in judgment that have come to light under Elliott's lens such as non-disclosed vote lock-up agreements and a $500m poison pill, Elliott will continue to press this recent advantage across the finish line."

Deutsche Bank

Analysts

"The removal of Kleinfeld addresses one of Elliott's primary goals; however, it also may strengthen their hand."
— Seaport Global

"Clearly, Arconic's Board has lost credibility given disclosures which have come to light and authorizing the spending of millions in a bid to maintain their status quo. Our read-thru is Dr. Kleinfeld's decision clears roadblocks and more departures will follow."
— Deutsche Bank

"A change in management style would confer more conviction in ARNC's 'undisturbed' margin expansion plan."
— COWEN

"In line with our analysts, Elliott makes the contention that Arconic's EPS segment dramatically lags its peers, specifically, Precision Cast Parts (NYSE: PCP), which is a nearly identical business in terms of product mix and end markets. PCP's EBITDA margins nearly double that of Arconic, and it is the contention of Elliott that the gap should close completely over the next couple of years with a new management team in place."

— PCS

"ARNC is up ~45% YTD vs. ~6% for the S&P 500, primarily due to Elliott's proxy campaign."
— J.P.Morgan

"We also acknowledge activism could create an opportunity to highlight value that is even higher at $40 (and in the range of the activist target) to account for significant margin expansion from current levels."
— Morgan Stanley

"Our analysts currently have a price target for ARNC of $36 per share, but that number could be conservative if Elliott is able to make the proposed changes to the board and bring in Larry Lawson as the new CEO, who has an incredible track record of maximizing shareholder value at his previous posts. Despite ARNC running up over 30% since our recommendation, we still strongly recommend purchasing the stock at current levels."

— PCS

"For one, the board's past support for Kleinfeld makes it an easy target. And secondly, ARNC's current financial targets pale in comparison to what Elliott believes is achievable. Assuming no settlement can be reached and this contest does make it to a vote, we still see Elliott as the favorite...."

— GH GORDON HASKETT

"It is pretty clear that leading up to this Elliott Management had some pretty fair points about lack of independence of the board.... There are other board members who lack independence."
— CFRA

"As a known quantity in the aerospace community, Lawson would be a valuable resource for ARNC, in our view; both operationally as well as with investors."

— Seaport Global

"We see as much as 20% downside if Kleinfeld continues as CEO."
— GH GORDON HASKETT

"Apart from industry fundamentals improvement, the special situation thesis for Arconic is chiefly a 'self-help' story of new leadership more expeditiously improving the cost structure in addition to improving capital allocation... Our analysis suggest fair value for Arconic of ~ $43 if the improvements occurred holding the current fundamentals of the company constant."

— WOLFE RESEARCH

"Arconic has hurt itself, with the primary misstep being the acquisition of Firth Rixson for $2.85 bn in 2014."
— J.P.Morgan

"We are increasing our medium term earnings forecasts and our price target to $33 for Arconic, as we now incorporate more substantive cost reductions.... Our segment analysis and peer benchmarking suggest more material cost down potential at ARNC and improvements to asset turns as the market recovers. Our analysis skews towards the 'low case' of improvement outlined by Elliott in their Jan 31st presentation (newarconic.com) and we see the potential for more radical change both from at a broader portfolio level and with respect to corporate overhead if the shareholder base aligns with Elliott's views."
— CREDIT SUISSE

"Board expects new CEO to stand by existing long-term financial targets... which could make it more difficult for an outsider to take the job."
— J.P.Morgan

"We continue to believe regardless if all of Elliott's points are addressed, there are likely significant cost savings to be had in ARNC's structure. Therefore, we believe today's announcement [regarding Dr. Kleinfeld's departure] is a positive step in that direction."

— Seaport Global

Shareholders

Elliott Prods Arconic Anew After Kleinfeld's `Long-Overdue' Exit

By Jack Kaskey and Joe Deaux
Bloomberg
April 17, 2017

"We don't have confidence in this board's ability to choose the next management or act as stewards for the business," Brian Selmo, a First Pacific partner, said by telephone. "We hope to see the Elliott nominees elected and Larry Lawson appointed CEO."

Orbis Expresses Concerns Regarding Arconic Board Leadership Following Abrupt Resignation of Klaus Kleinfeld

Business Wire
April 17, 2017

SAN FRANCISCO – Orbis Investment Management Limited ("Orbis"), a global investment firm, today issued a statement expressing its concerns regarding the demonstrated lack of good judgment by the leadership of the company's Board. Orbis reiterated its intent to vote the Blue Card for Elliott Management Corporation's slate of independent nominees.

Through the Orbis family of funds, Orbis has been a shareholder in Arconic and its predecessor company, Alcoa Inc., since 2013, and currently owns more than 17.2 million shares of Arconic, or 3.9% of shares outstanding.

"Under the leadership of Patricia Russo, the Board of Arconic has demonstrated a pattern of poor judgement and intolerable behaviour that can't be redeemed by their reluctant decision to finally remove Klaus Kleinfeld," said Adam R. Karr, partner at Orbis. "Given Ms. Russo's extraordinarily poor track record as both an executive and board leader, and the severe breaches of shareholder trust that have occurred at Arconic under her watch, it's clear to us that the Board should seek new leadership."

Orbis Denounces Arconic's Efforts to Undermine Shareholder Choice and Mislead Investors

Business Wire
April 17, 2017

SAN FRANCISCO – Orbis Investment Management Limited ("Orbis"), a global investment firm, today issued a statement denouncing Arconic's efforts to undermine shareholder choice and mislead investors.

Through the Orbis family of funds, Orbis has been a shareholder in Arconic and its predecessor company, Alcoa Inc., since 2013, and currently owns more than 17.2 million shares of Arconic, or 3.9% of shares outstanding.

"Over the course of this proxy contest, Arconic has demonstrated a pattern of egregious behaviour intended solely to entrench the company's current leadership at the expense of shareholders. These actions are an insult to good corporate governance and bring even greater urgency to the need for new leadership at Arconic," said Adam R. Karr, partner at Orbis.

Orbis is deeply troubled that the company created, hid, and then threatened to invoke the so-called "poison put" provision, potentially subjecting shareholders to a substantial liability. This insidious act is intended to intimidate shareholders and manipulate the upcoming vote.

Further, the company's decision to exchange shareholder assets for potential votes as part of the August 2016 settlement with Oak Hill, and then to hide this arrangement from shareholders for months, was a serious breach of fiduciary responsibility. The company's subsequent waiver of this voting agreement in no way mitigates the severity of the violation of shareholder trust.

Sadly, rather than recognizing these actions as the breaches of shareholder trust that they are, Arconic's independent directors have instead chosen to ignore, defend, and even participate in these activities. Shareholders deserve better. Consequently, Orbis reiterates its intent to vote the Blue Card for Elliott's slate of independent nominees.

Shareholders

Cramer's "Lightning" Round

By Elizabeth Gurdus
CNBC
May 5, 2017

Arconic, Inc: "I'm going with Elliott's guys, right there. My charitable trust is going with them."

Orbis Announces Shareholding of Approximately 2.8% of Arconic Shares Outstanding

Business Wire
March 3, 2017

SAN FRANCISCO – Orbis Investment Management Limited ("Orbis"), a global investment firm with $30 billion of assets under management, announced today that it intends to vote in favour of Elliott Associates' slate of independent nominees to join the board of directors of Arconic, Inc. Orbis, through its family of funds, currently owns approximately 12.4 million shares of Arconic, or 2.8% of shares outstanding.

Orbis invests with a long-term, fundamental approach and has been a shareholder of Arconic and its predecessor company, Alcoa Inc. since 2013. As a top shareholder, Orbis has spent significant time and resources to understand Alcoa's businesses and has regularly interacted with senior management. Orbis invested in Alcoa, and is currently invested in Arconic, because Orbis believes Arconic's market valuation is substantially below the company's long-term intrinsic value.

Orbis does not believe Arconic can reflect its true value under the leadership of its current Chairman and CEO, Dr. Klaus Kleinfeld. During his tenure, shareholders have witnessed a track record of poor execution, value-destructive capital allocation, undisciplined spending, mismanagement of investor expectations, and extraordinary share price under-performance.

"Regrettably, independent members of the Arconic board prefer to prioritize personal loyalty to Dr. Kleinfeld over their responsibility to shareholders," said Adam R. Karr, Partner at Orbis. "Independent members of this board, who own less than 0.1% of outstanding shares, continue to disregard the overwhelming publicly-expressed desire for leadership change from the company's largest long-term owners, including Orbis."

Shareholders

Lion Point Capital Demands To The Board of Directors Of Arconic

By TheDev
Value Walk
February 17, 2017

An activist hedge… sent a letter to the BOD of Arconic…. ValueWalk has exclusively obtained a full copy of the letter which can be found below.

Lion Point Capital's letter to members of the Board of Directors Of Arconic.

Dear Board Members:

Lion Point Capital, LP (together with its affiliates, "Lion Point") has been a shareholder in Alcoa since 2015 and we continue to be invested in Arconic Inc. ("Arconic", or the "Company") post the spin-off of the primary products businesses. Lion Point believes that the intrinsic value of Arconic materially exceeds the Company's current stock price, and we welcome and support Elliott Management Corporation's ("Elliott") plan to unlock this value.

Over the last couple of years, Lion Point has spent significant time and resources to understand the Company, including evaluating its historical operating performance and competitive position. While we see tremendous value and potential in Arconic's world class assets, the market applies a persistent discount to what our analysis indicates to be fair value based on both private and public peer valuations.

We believe that the discount and consequent sub-par shareholder returns witnessed overtime are attributed to what objectively (both on a relative and absolute basis) can be described as poor capital allocation, significant and recurring execution missteps, undisciplined spending and miscommunication with the investment community. There is a stark dichotomy between the potential of the underlying assets and the results to date from their management. The burden and cost of this dichotomy have been borne by shareholders.

Lion Point believes that prudent capital allocation, disciplined cost control, focused execution and clear communication about the path forward are key to charting a new course for Arconic, and can drive substantial shareholder returns from here. Lion Point believes that Elliott's plan for value creation can reverse the past and set new Arconic on a better path to creating shareholder value.

Unfortunately, the Company has engaged in a counterproductive (and ill-advised) PR campaign to defend against ideas that can dramatically improve the Company. Shareholders should not bear any longer the burden of such a purpose-defeating and value-destructive distraction, and we recommend that the Board promptly engage with Elliott in discussions to implement a plan to enhance shareholder value – much work lies ahead.

Respectfully,

Didric Cederholm   Jim Freeman
Chief Investment Officer   Head of Research
Lion Point Capital   Lion Point Capital

Shareholders

First Pacific Advisors Letter

February 6, 2017

Dear Arconic Directors,

First Pacific Advisors, LLC ("FPA") currently beneficially owns approximately 20.1 million shares of Arconic Inc. ("Arconic" or the "Company"), which represents over 4.5% of the Company's shares. FPA has been a shareholder of Arconic and its corporate predecessor, Alcoa, for more than three years.

Over the past two years, we have communicated with management and the board in hopes of encouraging the Company to take the steps we believe are necessary to optimize the long-term management and performance of the business. The Company has failed to take such necessary steps.

We, therefore, encourage you to support the changes sought by our fellow shareholders at Elliott Management. We intend to support Elliott's proposed proxy slate because it best serves the long-term interests of the Company and its owners.

As you know, we have long been disappointed with Arconic's board (and the board of its corporate predecessor). We view economic alignment and incentives as the keystone to solid governance. Unfortunately, the vast majority of the Company's board is not economically aligned with its shareholders. Despite Arconic's depressed share price, directors have not bought meaningful stakes in the Company. The board collectively holds an insignificant stake in the Company. Even more troubling, long-serving legacy directors with substantial personal wealth have relatively miniscule economic interests in the Company.

A company intending to create value for its owners would not permit the culture of waste and underperformance that exists at Arconic's head office. Excessively expensive headquarters in Manhattan, a needless branding campaign and confusing communications are inconsistent with an owner-oriented culture. Grossing up compensation for management when they fail to meet financial targets is also not consistent with an owner-mindset. Failing to hold management accountable for missed financial targets, poor capital allocation and operational challenges is incongruous with an owner-oriented culture.

On behalf of all long-term owners of the Company, we encourage you not to expend resources on a proxy campaign designed to do little more than entrench Arconic's board and managers. Such a campaign, at best, will result in a needless waste of corporate resources. At worst, it will cause the Company to continue to underperform with its current managers.

Sincerely,

Brian Selmo
Partner, FPA

Shareholders

Orbis Announces Intention to Vote against Klaus Kleinfeld for Reelection

Business Wire
February 2, 2017

SAN FRANCISCO – Orbis Investment Management Limited ("Orbis") is a global investment firm with over $30 billion in assets under management by it and its affiliates. Through the Orbis family of funds, Orbis has been a shareholder in Arconic, Inc. and its predecessor company, Alcoa Inc., since 2013.

At Orbis, we take a long-term approach to the stewardship of our clients' capital. As Alcoa shareholders over the past several years, we have spent significant time and resources to understand its businesses, and have regularly interacted with senior management. We invested in Alcoa, and remain invested in Arconic, because we believe in its potential and that its market valuation is substantially below the company's long-term intrinsic value.

"Unfortunately, we do not believe that Arconic can achieve its long-term intrinsic value under the leadership of Klaus Kleinfeld," said Adam R. Karr, Partner at Orbis. "During Kleinfeld's tenure we have witnessed a track record of poor execution, value-destructive capital allocation, undisciplined spending, mismanagement of expectations, and extraordinary share price under-performance. Consequently, Orbis intends to vote against his re-election as Chairman and Director of Arconic. We do not reach this decision lightly, but feel compelled to do so on behalf of our clients."

First Pacific Advisors to Support Elliott in Fight for Arconic Board Seats

By David Benoit
The Wall Street Journal
February 6, 2017

In a letter to Arconic's board reviewed by The Wall Street Journal, First Pacific Advisors LLC said it had for two years pushed the company to improve its performance and is urging Arconic's board to settle the fight with Elliott and avoid a distraction. The fund specifically took issue with the board's lack of stock ownership, saying most Arconic directors aren't "economically aligned" with the company's shareholders.

First Pacific said it owns more than 4.5% of Arconic's stock, which would put it among the company's five largest shareholders. It is the second big shareholder to throw its weight behind Elliott, which owns 10.5% of Arconic and is seeking to oust Chief Executive Klaus Kleinfeld , citing spending and missed targets.

Investors press for ouster of Arconic CEO Kleinfeld

CNBC
January 30, 2017

Sarat Sethi, DCLA Partners: No, I do think it's the CEO problem because he's also been the one that was there when they cut the dividend back in '09. He's been the one that actually has been through everything with them and when we look for this company and the reason we really owned it was because of Arconic, because of the specialty materials part (that's Precision CastParts that's what Warren Buffet bought), but there's been no value created.

Media

Jim Cramer, CNBC: "David, I want to ask you: would you regard these two new board members as the Hail Mary pass by management to stay more entrenched...."
David Faber, CNBC: "I think so, Jim."

"The company did post decent first-quarter numbers last month, with revenue up 4.5 percent from a year earlier and an adjusted EBITDA margin rising modestly, to 15.2 percent. But the company has yet to show it can deliver sustained improvement after years of lagging rivals like Precision Castparts in profitability."
Tom Buerkle, Reuters Breakingviews

"Klaus Kleinfeld sold shares on his first day as an executive of Alcoa nearly a decade ago, and profited from generous grants of new stock and options—and well-timed sales—ever since."
Elliot Blair Smith, Market Watch

"Kleinfeld offered irrepressible optimism to investors—words such as 'transformation' and 'sustainable value'—as company earnings and the share price delivered disappointments."
Elliot Blair Smith, Market Watch

"I have to tell you the Elliott slate is stronger. It's a strong slate."
Jim Cramer, CNBC

"Klaus Kleinfeld is gone but his legacy wants to live on. Arconic's directors raised hope of strategic changes last month when they fired the former chairman and chief executive for inappropriate conduct in a proxy battle with activist Elliott Management. Now they're contending the former boss had it right, on strategy at least, and two new board nominations should be change enough. The argument, like the firm's performance, is poor."
Tom Buerkle, Reuters Breakingviews

"Arconic's weak case isn't making Elliott's job any harder."
Tom Buerkle, Reuters Breakingviews

"The CEO was awarded about $120.8 million in total compensation... unusual for an executive at a company whose market value declined by as much as $15 billion."
Elliot Blair Smith, Market Watch

"Shareholders should think for themselves about whether holders like Russo on this board—the Klaus Kleinfeld board—are right for 'a new, stronger Arconic.'"
Elliot Blair Smith, Market Watch

"The company wants to have its cake and eat it. The board revamp stems largely from Elliott's activism rather than any self-help initiative. Directors praised Kleinfeld's record even as they fired him for writing a weird and unauthorized letter to Elliott that the hedge fund took as a blackmail attempt. And both the board and Hess insist that the course Kleinfeld set, which includes cost cuts and an exit from its low-margin packaging business, remains the best one."
Tom Buerkle, Reuters Breakingviews

"Arconic board shoves head back in the sand: Firing CEO Klaus Kleinfeld gave hope directors might embrace bigger strategic changes to improve results. Now they're contending the former boss had it right and that two new board nominations should be change enough. Its argument, like the outfit's performance, is poor."
Tom Buerkle, Breakingviews Flash

"How to make millions on a losing stock? Ask Klaus Kleinfeld: CEO was awarded about $120.8 million in total compensation as market cap fell."
Elliot Blair Smith, Market Watch

"This month, Arconic shareholders will vote on competing visions for the future. The independent directors under Chairman Patricia Russo are digging in.... And so it's worth looking at how the Russo board supervised Kleinfeld at the helm of one of the worst-performing companies in the S&P 500, and how he profited in ways that investors could not: The board issued Kleinfeld higher-valued equity awards in five out of seven years from 2010 to 2016 even as the company's stock price declined by 19%. Between January 2011 and January 2013, the board increased the number of stock options it granted him by 91%, and raised the number of his restricted shares by 58%, despite a 45% decline in the stock price during that period.

- "Kleinfeld's stock and options were often granted at the low end of the monthly trading range, including the lowest closing price in January 2016 and January 2008; and third lowest in January 2009 and January 2013. In only one year out nine was the grant in the upper half of the monthly range. A low basis price maximizes profit opportunities. For instance, Kleinfeld was awarded 2.1 million restricted shares and options valued at $9.9 million on Jan. 16, 2016, when the closing price of Alcoa's stock was $7.03 lower (31% cheaper) than its monthly high on Jan. 4.
- "The difference of a week—or even a day—between when Kleinfeld annually sold his shares and was granted new ones usually accrued in the CEO's favor...While the price and quantity of the stock that Kleinfeld sold varied from year to year, the pennies saved added up."

Elliot Blair Smith, Market Watch

Media

"Despite a $1.3 million relocation package to pay for his move from Munich, and a $6.5 million signing bonus, Kleinfeld sold a small number of shares his first day on the new job in October 2007 while being awarded a special grant of new vested and restricted shares. Kleinfeld wasn't the only beneficiary of corporate largesse. Earlier that year, the board made its annual grant of shares to company stewards a day before authorizing a 13% increase in the dividend, and the repurchase of 10% of all shares outstanding. That produced an immediate bump in the stock price. It's yet another example of how company insiders benefited from even small gains in a stock inexorably headed lower."

Elliot Blair Smith, Market Watch

"Former Alcatel CEO Patricia Russo was appointed to the board in November 2008, and immediately joined the compensation committee. She was added to the powerful executive committee in 2011—serving alongside Kleinfeld—as well as the governance and nominating committee. And she took over as chair of the compensation committee just as it was replacing its existing pay consultant with a new firm, Pay Governance. At the hands of Russo and Pay Governance, Kleinfeld's compensation ballooned from $10.4 million in 2008 to $14 million in 2011, and $18.2 million in 2014. In late 2014 and 2015, Alcoa delivered higher quarterly earnings ... that sent the stock temporarily soaring. And Kleinfeld began unloading shares—$12.9 million worth in July 2014; $11.5 million in October 2014; and $16.7 million in January 2015—totaling $41.1 million in seven months ... And in January 2016, Kleinfeld sold still more shares— bringing his 13-month total to $47.1 million."

Elliot Blair Smith, Market Watch

"If you want Arconic stock to go higher... Elliott... should get the vote."

Jim Cramer, CNBC

"I'm the only person that's not been invited to the [Arconic] board!"

Jim Cramer, CNBC

"What's indisputable is Arconic's poor performance. The company's operating margin was just 6.6 percent last year, more than four points below the sector average."

Tom Buerkle, Reuters Breakingviews

"Already 22% of Arconic's shares have come out in support of Elliott, including Orbis Investment Management Ltd., which owns a 3.9% stake. First Pacific, a 4.6% holder, and Arconic's fourth-largest owner told Bloomberg that all long-serving directors should be removed."

Ron Orol, The Street

"The ousting of Kleinfeld and the manner in which it was handled with a press release packed with flowery praise suggested a bigger cultural shift and some outside perspective may be needed."

Brooke Sutherland, Bloomberg Gadfly

"Shareholders will want to see more than one quarter of good numbers."

Brooke Sutherland, Bloomberg Gadfly

"Arconic responded by threatening shareholders with a 'poison put' – arguing with no legal foundation that a contract with an employee pension trust required a payment of $500 million in the event Elliott is successful in its campaign. The threat reeks of entrenchment."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

"I believe that it is very entirely possible that Elliott will win which would be very good for the stock."

Jim Cramer, The Street

"Arconic has refused to modernize despite increased shareholder pressure for it to do so. This flies directly in the face of recent empirical evidence indicating that when governance that diminishes shareholder power is unilaterally imposed by the board, firm value suffers."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

"This spinoff created two very different companies—New Alcoa was given 'a much better governance structure' than Arconic, in the words of Alcoa CFO William Oplinger... Arconic did not follow suit. It remained a Pennsylvania corporation, thus enabling it to enact management friendly policies that would be off limits in Delaware. Arconic also retained its staggered board despite mounting evidence that such a structure leads to entrenchment and reduced firm value. It is now one of only a handful of large corporations with this outdated governance structure."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

"The Arconic board has been asleep at the wheel."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

"Arconic is a poster-child for a bad board."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

"Elliott... has proposed a long-term strategy, unlike some activist shareholders only interested in stock buybacks or other short-term fixes."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

"The...proxy contest is sure to be a close one, despite Arconic's clearly deficient leadership and governance structure that is keeping down a once-proud American manufacturer."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

Media

"President Trump has promised to revitalize American manufacturing by renegotiating trade agreements and incentivizing companies to retain domestic operations. But there is another problem plaguing some American companies: poor corporate governance. And this one should be easier to fix. All it requires is that board members faithfully represent shareholder interests. Exhibit A is the governance failures unearthed by activist hedge fund Elliott Management in its battle with the management of Arconic, part of the aerospace and automotive parts manufacturer formerly known as Alcoa. These failures exemplify the way that outdated corporate governance structures can harm the competitiveness of American companies. Shareholders, employees, and countless other Americans suffer as a result."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

"The board appears to have been unaware of a voting agreement that put nearly nine million shares of Arconic stock in the effective voting control of Kleinfeld for two years. To make matters worse, the voting agreement was only revealed to Arconic shareholders after a dead-hand provision had kicked in causing these shares to be voted for management no matter who owned them."

M. Todd Henderson & Dorothy Shapiro, The Huffington Post

"I think it is time to give Elliott's team a chance to run the show. They have an excellent slate that is ready and I can't say the same for the management."

Jim Cramer, The Street

"Elliott plans to continue its proxy fight because it doesn't trust the board to make the right decisions in picking the next CEO. That irritation is deserved. Arconic's board didn't do itself any favors with that flowery praise of Kleinfeld. The simple act of ousting its CEO confirms Elliott's criticisms that something is broken in the leadership of the company. Why pretend otherwise?"

Brooke Sutherland, Bloomberg Gadfly

"I wouldn't consider a reprimand for poor judgment to be the kind of CEO exit that should be extolled, but the board weirdly continued to pay lip service to Kleinfeld's leadership and 'transformative vision.' In other words, missed financial targets, lagging margins and debatable stock returns provided little cause for Kleinfeld's removal in Arconic's board's eyes. Also apparently fine are questionable corporate governance decisions, including a belatedly revealed voting agreement with a large investor and the seemingly needless triggering of potential change-in-control provisions that could engender a $500 million liability with a successful board shake-up."

Brooke Sutherland, Bloomberg Gadfly

"The chairman and chief executive of the Alcoa spinoff which makes specialty parts for cars and airplanes was shown the door for inappropriately contacting an activist shareholder. That saves Arconic's directors from having to fire him. But they will still have to answer for why they didn't do that long ago."

Tom Buerkle, Reuters Breakingviews

"Over the past nine years running Alcoa and then Arconic, Kleinfeld has been a poor steward of investors' booty… News of his exit won a $400 million applause from the market on Monday, which boosted Arconic's capitalization to $11.8 billion. But that barely begins to compensate for the nearly $16 billion in value that Alcoa lost on his watch."

Tom Buerkle, Reuters Breakingviews

"Elliott has an impressive record. Given how much of its own money it has riding on the outcomes of these corporate battles, it seems sure of its reasoning."

Ian McGugan, The Globe and Mail

"Given Elliott's track record, investors… may want to bet on the chance that the big New York-based hedge fund is right."

Ian McGugan, The Globe and Mail

"Klaus Kleinfeld's unauthorized contact with Elliott Management in the midst of a proxy battle gave directors an easy excuse to let the poor-performing boss go. The affair, though, underscores the hedge fund's argument that the board bears much of the burden for the firm's woes."

Tom Buerkle, Reuters Breakingviews

"Elliott… could file suit arguing that the company did not disclose the mechanism in a timely manner. Alternatively, it could seek a court order seeking to treat the three directors brought on board in the 2016 settlement as incumbent directors so that the pill isn't triggered."

Ronald Orol, The Street

"If I were an Arconic shareholder, I would be voting the 'blue card' to bring the dissidents to power."

John Dorman, Pittsburgh Post-Gazette

"Corporate-governance experts…have urged companies to avoid threatening to trigger change-in-control clauses in proxy fights, saying they stifle shareholder choice. Some judges have issued rulings limiting companies' abilities to use payment threats to fend off activists."

David Benoit, The Wall Street Journal

"Elliott's… underlying concern remains reasonable…. While the benefit of the voting agreement accrues to the incumbent board of directors, not shareholders, what was given to Oak Hill to secure those votes belongs to the company's owners."

Lex Column, Financial Times

"Analysts have increased their estimates for Arconic's 2018 profits since Elliott started pushing for change."

Brooke Sutherland, Bloomberg Gadfly

Media

"Arconic says that the voting commitment was added only after the financial terms of the settlement were finalized. But why… lock up a voting agreement? What was the rationale? Arconic brought this debate on itself."

Brooke Sutherland, Bloomberg Gadfly

"As part of the split, Alcoa Corp. was set up with these more shareholder-friendly features and, unlike Arconic, has a separate CEO and chairman…. In the split, Alcoa was incorporated in Delaware, a state that makes it easier for shareholders to vote against leadership if investors feel executives aren't improving the value of the business. Arconic, on the other hand, took with it a staggered board and incorporation in Pennsylvania…."

Joe Deaux, Bloomberg

"Arconic shareholders, such as First Pacific Advisors and Lion Point Capital, have voiced support for Elliott."

Tina Wadhwa, Business Insider

"There IS a large margin gap between Arconic's engineered product business (i.e. aerospace fastening systems and other parts) and that of rival Precision Castparts (owned by Berkshire Hathaway Inc.). Its stock HAS underperformed relative to the Alcoa business it spun off. Kleinfeld SHOULD face questions about why he got 2016 guidance so wrong for Arconic."

Brooke Sutherland, Bloomberg Gadfly

"Elliott has a good case."

Robert Cyran, Reuters Breakingviews

"Lawson has a lot of credibility in the aerospace sector for turning around Spirit, with the company's stock rising significantly since 2013 when he was installed in the chief executive role."

Ronald Orol, The Street

"Elliott's disapproval is justified."

Thomas Jahn and Frank Wiebe, Handelsblatt Global Edition

"The arrangement, Elliott said in a note, constitutes a 'breach of fiduciary duty' owed to the company and its shareholders… Governance experts supported Elliott's assertion. 'To promise to vote shares in favor of management without any benefit of considering what management has done or not done over the past year seems to me a little strange,' said Charles Elson, chief of the University of Delaware's Center for Corporate Governance… Elson added that he was a little surprised the voting agreement wasn't disclosed earlier."

Ronald Orol, The Street

"Arconic, meanwhile, has disappointed on quarterly results both as a spinoff and before. Elliott complains of high corporate spending, like a corporate marketing campaign that plays off the 1960s cartoon 'The Jetsons' and an expensive headquarters in Lever House on Park Avenue in Manhattan. (The company inherited the building in the split.) While Arconic is spending too much, Elliott says the new Alcoa is busy cutting costs."

Steven Davidoff Solomon, The New York Times

"Beyond just management and board overhaul, the big key is getting a better grasp on spending. This includes its unnecessarily expensive headquarters on Park Ave. in New York City. Out of touch for a company with most of its employees in Pittsburgh."

Seeking Alpha

"Lawson's track record of delivering the kind of profitability and stock-price improvements that Elliott and other investors are seeking isn't in dispute."

Brooke Sutherland, Bloomberg Gadfly

"At Spirit, which makes aircraft components including the fuselage for the Boeing 737, Mr Lawson was credited with turning round its financial performance."

Ed Crooks, Financial Times

"The new Alcoa management is also quick to point out its frugality. That includes eliminating a Geneva office and reducing its office space in Park Avenue, New York to one floor…. Arconic declined to comment when asked how many floors it occupies at the Lever House location."

Joe Deaux, Bloomberg

"Other large holders have rallied around the activist's call for a management shakeup…. First Pacific Advisors, for example, emphasizes value investing and built up a sizable stake in Alcoa Inc. in 2013, according to data compiled by Bloomberg, years before the company separated the Arconic aluminum-parts business from the Alcoa Corp. mining and smelting operations. It's now among those calling for governance changes and speaking out against a board it sees as largely not economically aligned with shareholders because of its small collective stake in the company."

Brooke Sutherland, Bloomberg Gadfly

"Shareholders have been quick to speak publicly in favor of Elliott's campaign, notably Orbis Investment Management, First Pacific Advisors and Lion Point Capital."

David Carnevali, DealReporter

"There looks to be room to cut costs, based on what Alcoa's chief financial officer said at a presentation in November. He repeatedly pointed out that the separation allowed Alcoa to slash corporate costs, for example, by eliminating stuff like an office in Geneva and ditching private aircraft."

Robert Cyran, Reuters Breakingviews

"Lawson, 58, a veteran of Lockheed Martin Corp., has a reputation as a tough manager who gets results."

Jack Kaskey and Julie Johnson, Bloomberg

"I think it would be a better company if the Elliott guys got on this board than this current board."

Jim Cramer, CNBC

Contact Information

Arconic Shareholders



1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Tel: +1.212.297.0720
Toll Free: +1.877.796.5274
Fax: +1.212.297.1710
Email: info@okapipartners.com

Media Inquiries

Stephen Spruiell
Tel: +1.212.478.2017
Email: sspruiell@elliottmgmt.com



Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT MANAGEMENT CORPORATION AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ARCONIC INC. ("ARCONIC" OR, THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR AN INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL IS INFORMATIONAL ONLY AND SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX ADVICE OR INVESTMENT RECOMMENDATIONS OR FOR ANY OTHER PURPOSE. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENT WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT PROJECTIONS AND FORWARD LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT ELLIOTT MANAGEMENT BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF ELLIOTT MANAGEMENT AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. PROJECTIONS, MARKET OUTLOOKS, ASSUMPTIONS OR ESTIMATES IN THIS MATERIAL ARE FORWARD-LOOKING STATEMENTS, ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND ARCONIC SPECIFICALLY. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. ELLIOTT MANAGEMENT DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

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